     As filed with the Securities and Exchange Commission on April 6, 2001
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________
                                  SCHEDULE TO
                                 (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                            ______________________
                       PERICOM SEMICONDUCTOR CORPORATION
                      (Name of Subject Company (Issuer))
                            ______________________
                       PERICOM SEMICONDUCTOR CORPORATION
                       (Name of Filing Person (Offeror))

Certain Options Granted Under the Pericom Semiconductor Corporation 1995 Stock
            Option Plan and 2001 Stock Incentive Plan, as amended, to Purchase Common Stock That Have an Exercise Price of $15.00 Per Share or
                                    Greater
                        (Title of Class of Securities)

                                 713 831 10 5
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                   Alex Hui
                     President and Chief Executive Officer
                       Pericom Semiconductor Corporation
                               2380 Bering Drive
                              San Jose, CA  95131
                                (408) 435-0800
                            ______________________
         (Name, Address and Telephone Number of Persons Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                            ______________________
                                   Copy to:

                           Richard Scudellari, Esq.
                           Morrison & Foerster, LLP
                              755 Page Mill Road
                           Palo Alto, CA 94304-1018
                                (650) 813-5880
                            ______________________

                           Calculation of Filing Fee


================================================================================
       Transaction Valuation*                             Amount of Filing Fee
================================================================================
            $28,140,403                                        $5,628
================================================================================

     *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,502,150 shares of common stock of Pericom Semiconductor Corporation having an aggregate value of $28,140,403 as of April 2, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:    Not applicable.
          Form or Registration No.:  Not applicable.

          Filing party:      Not applicable.
          Date filed:        Not applicable.


     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_] third party tender offer subject to Rule 14d-1.
          [X] issuer tender offer subject to Rule 13e-4.
          [_] going-private transaction subject to Rule 13e-3.
          [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                            INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange certain options to purchase shares of our common stock held by our employees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated April 6, 2001 attached hereto as Exhibit (a)(1) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal").

The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1.  Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated April 6, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The name of the issuer is Pericom Semiconductor Corporation, a California corporation (the "Company"), and the address of its principal executive offices is Pericom Semiconductor Corporation, 2380 Bering Drive, San Jose, CA 95131. The information set forth in the Offer to Exchange under
Section 9 ("Information Concerning Pericom Semiconductor Corporation") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Pericom Semiconductor Corporation Amended and Restated 1995 Stock Option Plan (the "1995 Plan") and 2001 Stock Incentive Plan (the "2001 Plan") to purchase shares of the Company's common stock (the "Common Stock") (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the 1995 Plan and 2001 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

     (a) Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a) Not applicable.

Item 10. Financial Statements.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Pericom Semiconductor Corporation") and Section 16 ("Additional Information"), and on pages 2 through 18 of the Company's Annual Report on Form 10-K for its fiscal year ended July 1, 2000, pages through 3 through 19 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000 and pages 3 through 19 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended December 30, 2000 is incorporated herein by reference.

Item 11. Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Not applicable.

Item 12. Exhibits.

     (a) (1)  Offer to Exchange, dated April 6, 2001.

         (2)  Form of Letter of Transmittal.

         (3)  Form of Letter to Eligible Option Holders.

         (4)  Form of Letter to Tendering Option Holders.

         (5)  Form of E-mail Letter to Pericom Semiconductor Corporation
              Employees.

         (6) Pericom Semiconductor Corporation Annual Report on Form 10-K for its fiscal year ended July 1, 2000, filed with the Securities and Exchange Commission on September 29, 2000 and incorporated herein by reference.

         (7) Pericom Semiconductor Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 13, 2000 and incorporated herein by reference.

         (8) Pericom Semiconductor Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended December 30, 2000, filed with the Securities and Exchange Commission on February 9, 2001 and incorporated herein by reference.

     (b) Not applicable.

     (d) (1) Pericom Semiconductor Corporation 1995 Stock Option Plan incorporated herein by reference.

         (2) Form of Option Agreement Pursuant to the Pericom Semiconductor Corporation 1995 Stock Option Plan incorporated herein by reference.

         (3) Pericom Semiconductor Corporation 2001 Stock Incentive Plan and Form of Option Agreement Pursuant to the Pericom Semiconductor Corporation 2001 Stock Incentive Plan.

         (g)  Not applicable.

     (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

     (a) Not applicable.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                     PERICOM SEMICONDUCTOR CORPORATION



                                     /s/   Alex C. Hui
                                     ---------------------------------



Date: April 6, 2001

                               INDEX TO EXHIBITS


   Exhibit Number                                             Description
   ----------------------------------------------------------------------------------------------------------------
       (a)(1)         Offer to Exchange, dated April 6, 2001.

       (a)(2)         Form of Letter of Transmittal.

       (a)(3)         Form of Letter to Eligible Option Holders.

       (a)(4)         Form of Letter to Tendering Option Holders.

       (a)(5)         Form of E-mail Letter to Pericom Semiconductor Corporation Employees.

       (a)(6)         Pericom Semiconductor Corporation Annual Report on Form 10-K for its fiscal year ended July
                      1, 2000, filed with the Securities and Exchange Commission on September 29, 2000 and
                      incorporated herein by reference.

       (a)(7)         Pericom Semiconductor Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 13,
                      2000 and incorporated herein by reference.

       (a)(8)         Pericom Semiconductor Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended December 30, 2000, filed with the Securities and Exchange Commission on February 9,
                      2001 and incorporated herein by reference.

       (d)(1)         Pericom Semiconductor Corporation 1995 Stock Option Plan incorporated herein by reference.

       (d)(2)         Form of Option Agreement Pursuant to the Pericom Semiconductor Corporation 1995 Stock
                      Option Plan incorporated herein by reference.

       (d) (3)        Pericom Semiconductor Corporation 2001 Stock Incentive Plan and Form of Option Agreement
                      Pursuant to the Pericom Semiconductor Corporation 2001 Stock Incentive Plan.

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